March 23, 2009

Mrs. Yolanda Crittendon
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	CGI Group Inc. Form 40-F for the year ended September 30, 2008 Filed on December 22, 2008 Your File No. 000-29716

Dear Mrs. Crittendon:

The following is in response to your comment letter dated February 26, 2009 and our telephone conversation of March 3, 2009.

FORM 40-F FOR THE YEAR ENDED SEPTEMBER 30, 2008

Governance procedures, Page 3

1.
It is unclear from your disclosure in the first, third and fourth bullet points on this page how the committee is able to “pre-approve envelopes for certain services.”  Please tell us what this means and how you intend to clarify this disclosure in future filings.

The disclosure on page 3 summarizes our auditor independence policy.  The “envelopes” referred to in the summary and in our auditor independence policy refer to the anticipated dollar amount of fees related to an audit or a permitted non-audit service pre-approved by the Audit and Risk Management Committee of CGI Group Inc. (“CGI” or the “Company”).  At each quarterly meeting, the committee reviews the fees to be paid by the Company to its external auditor for all audit and non-audit services.  Each service is described and the fees anticipated to be paid for each service are set out in each case.  The committee pre-approves the services on the basis of this report.  Once a service has been pre-approved, management then has the authority to retain the auditor’s services. Our policy refers to the dollar amount of the pre-approved services as an “envelope” for the sake of convenience.  Audit or non-audit services that have not been so pre-approved may not be retained without the committee approval.

Once the auditors have been retained for a pre-approved service, the fees actually invoiced and paid for the service are included in subsequent reports to the committee. An up to date report of audit and non-audit services and fees is tabled at each regularly scheduled meeting of the committee, and approval is sought for any additional services to be provided based on the dollar value of the services.  In this way, if, for instance, the external auditors’ services are pre-approved for the provision of due diligence services related to a planned transaction, they are only pre-approved up to the dollar value stated in the report at the time of pre-approval.  To the extent that it is anticipated that the services may have to exceed the “envelope” for that service, pre-approval is requested from the committee for the amount of the increase.  Correspondingly, when it is anticipated that a pre-approved service will result in lower fees to be paid to the auditors, the committee reduces the amount in the “envelope” associated with that service.

Risk Factors, page 17

2.
It appears that a number of your risk factors contain language that mitigates the risk you are describing.  It is generally inappropriate for a risk factor to contain language that tends to mitigate the risk discussed.  For example, we note your first risk factor on pages 17-18 relating to competition consists of language that mitigates the risk you identify in the last sentence.  This is also apparent in the risk factor in the second full paragraph on page 18 relating to your ability to hire qualified individuals where much or the language mitigates the risk you are seeking to describe.  To the extent that you believe that such mitigating statements accurately reflect management’s views, you may relocate them to a more appropriate section such as Management’s Discussion and Analysis.  Please tell us how you intend to address these concerns in future filings.  Alternatively, please advise us why such revision would not be required under Canadian law.  See General Instruction B(3) to Form 40-F.

Until recently, there was no requirement under Canadian law to avoid mitigating language in risk factor disclosure.

Effective March 17, 2008, the Canadian rule (National Instrument 51-102 Continuous Disclosure – form 51-102F2, item 5.2) on risk factor disclosure is as follows:

5.2 Risk Factors

Disclose risk factors relating to your company and its business, such as cash flow and liquidity problems, if any, experience of management, the general risks inherent in the business carried on by your company, environmental and health risks, reliance on key personnel, regulatory constraints, economic or political conditions and financial history and any other matter that would be most likely to influence an investor’s decision to purchase securities of your company. If there is a risk that securityholders of your company may become liable to make an additional contribution beyond the price of the security, disclose that risk.

INSTRUCTIONS

(i) Disclose the risks in order of seriousness from the most serious to the least serious.

(ii) A risk factor must not be de-emphasized by including excessive caveats or conditions.

Our Annual Information Form for the year ended September 30, 2008 has been reviewed by the Autorité des marchés financiers (CGI’s lead Canadian regulator) and no comments were made in relation to our risk factor disclosure.

We reviewed the risk factor disclosure for a number of large Canadian issuers and, with a single exception, all provide a discussion of mitigating factors within their risk factor disclosure for all or nearly all of the risk factors discussed.  CGI offers mitigating factors for 10 of the 19 risk factors it identifies.

It is too early to tell how Canadian regulators will interpret the new risk factor disclosure rule and whether, specifically, the rule will be interpreted to mean that discussion of mitigating factors is no longer appropriate for Canadian reporting issuers.

Since CGI’s primary capital market is in Canada, it is important that our approach to disclosure remain broadly comparable to the approach taken by our Canadian peers.

We will therefore continue to monitor Canadian regulatory requirements closely and adapt our risk factor disclosure in keeping with Canadian regulatory requirements and the best practices of Canadian reporting issuers.

3.
Please ensure that the risk factor disclosure in your future filings clearly describes the risks to your business or your investors.  For example we note that your risk factors on page 18 relating to developing and expanding service on page 20 relating to material developments and credit risk do not identify the risk to your business or your investors.  Please tell us how you intend to revise your future filings or advise us why you believe such revision is not required under Canadian law.  See General Instruction B(3) to Form 40-F.

We have reviewed the comparable risk factor disclosure published by our industry peers and we are considering the following revised disclosure which might replace the risk factors on pages 18 and 20 to which you refer in your comment letter:

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends

The rapid pace of change in all aspects of information technology, as well as the continually declining costs of acquiring and maintaining information technology infrastructure means that we must be able to anticipate changes in our clients’ needs as well as the changing expectations of the marketplace.  To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services.  The market for the services and solutions we offer is competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner.  If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected which may result in pressures on both our revenues and profit margins.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions

In order to sustain our cashflow and net earnings from operations we must carry out our contractual obligations on time and in accordance with the stipulations in our contracts, and then bill for our services and collect the amounts owing in an efficient and timely manner.  Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on estimates and on our assessment of our clients’ creditworthiness which may be revealed to be inadequate in light of actual results.  To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections will suffer and directly adversely impact our revenues, net earnings and cashflow.  In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case causing a shortfall in revenues and impairing our future prospects.

Consolidation among our clients resulting from mergers and acquisitions in the vertical markets we serve, may result in the loss of an existing client when the successor business’ information technology needs are served by another service provider or are provided by the successor company’s own personnel.  Growth in a client’s information technology needs resulting from its acquisitions or growth strategy may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects.  There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted vertical markets.

These proposed changes, along with others referred to below, are still being reviewed internally by management.

As part of the same exercise, we are also reviewing our other risk factor disclosure and may consider changes along similar lines.

Once approved by management, the proposed changes will be submitted to our Audit and Risk Management Committee and to our Board of Directors at their next meetings scheduled to take place on May 5, 2009.

Although the legal requirement to provide risk factor disclosure is in our annual disclosure documents (Annual Information Form), it is our practice to include full risk factor disclosure in both our annual Management’s Discussion and Analysis (“MD&A”) and in our quarterly MD&A as well.

Once approved by our Audit and Risk Management Committee and our Board of Directors, the revised risk factor disclosure will be filed both with Canadian regulators and with the SEC as part of our second quarter filings.

Interests of Management and Related Party Transactions, page 22

4.
We note your disclosure here regarding the transactions with Innovapost Inc. and with Mr. Godin.  In future filings, please expand your disclosure to include the amounts involved with such transactions so the extent of the interest in and terms of the transactions are clear.  For example, we note you have disclosure on the amounts involved with Innovapost in note 24 on page 60 of your financial statements.  Alternatively please advise us why you believe such revision is not required under Canadian law.  See General Instruction B(3) to Form 40-F.

In future filings, we propose to modify our disclosure concerning Innovapost Inc. (“Innovapost”), adapted as required, as follows:

Innovapost Inc.

In the normal course of business, the Company is party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at commercial rates (exchange amount), are presented below.

Revenue was $124,461,000, $120,010,000 and $100,994,000 for the years ended September 30, 2008, 2007 and 2006, respectively.

	2008	2007
	$	$
Accounts receivable	12,050	9,310
Work in progress	5,939	3,648
Contract costs	11,206	13,746
Deferred revenue	2,715	1,868

In future filings, to the extent that the disclosure of the transaction concerning the aircraft remains necessary, we propose to amend the disclosure as contemplated below.  Please note that

Canadian rules currently provide that the interests of management in material transactions entered into in the three most recently completed financial years be disclosed, and for that reason, unless disclosure requirements are amended, we do not presently anticipate including the disclosure concerning the aircraft lease in our 2009 Annual Information Form:

Lease of an Aircraft

In September 2005, in accordance with its mandate, the Audit and Risk Management Committee reviewed and recommended the approval of a transaction in which the Company leased a private aircraft for use on Company business from a leasing company which had acquired it from a limited partnership of which Serge Godin, CGI’s Founder and Executive Chairman of the Board, was the sole limited partner.  Following approval by the Board of Directors on September 26, 2005, a financial lease was entered into on December 5, 2005.  The aircraft was valued by an independent appraiser at the time of the transaction at $9.65 million.

Management Report on Internal Control over Financial Reporting, page 30

5.
Explain to us your basis in excluding your interest in Innovapost, Inc. when determining management’s assessment of internal controls over financial reporting and concluding on the effectiveness of the company’s disclosure controls and procedures.

As noted in our Management Report on Internal Control Over Financial Reporting, we have excluded CGI’s interest in its joint venture with Innovapost from our assessment of internal control over financial reporting due to the fact that we do not have the ability to dictate or modify the joint venture’s internal control over financial reporting, and we do not have the practical ability to assess those controls.

However, we have stated in the Management Report on Internal Control over Financial Reporting that we have assessed the internal controls over the inclusion of our share of the joint venture and its results for the year in our consolidated statements. This is in accordance with Question 2 in the FAQ Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports. Therefore, CGI does maintain controls over the establishment of the policies for the treatment of the investment and for the recording of amounts related to the joint venture in the consolidated financial statements.

For example:

•	CGI reviews the quarterly and annual audited financial statements of Innovapost as a control over the recognition of earnings and losses.
•	CGI regularly discusses the accounting treatment of various transactions with Innovapost management as a control to determine if there are any discrepancies in how a transaction is being recorded.
•	CGI conducts three reviews of Innovapost’s balance sheet per year as a control over the presentation of the joint venture’s assets and liabilities.
•	CGI reviews the Innovapost’s results with their controller on a monthly basis.
•	CGI is represented on the Board of Directors and its representative sits on the Audit Committee of Innovapost.

Financial Statements and Notes

Note 29 – Reconciliation of Results Reported in Accordance with Canadian GAAP to U.S. GAAP, page 65

6.
Please tell us, and disclose in future filings, the purchase price of CIA as if it was purchased at the end of the reporting period, or September 30, 2008. If the commitment is deemed significant, tell us how this transaction is being recognized in your financial statements under U.S. and Canadian GAAP.

If the remaining 39.31% of CIA’s shares were purchased at the end of the reporting period on September 30, 2008, the purchase price would have been CDN$10.6 million.

In order to account for the obligation to acquire the outstanding shares of CIA, we first determined whether or not the obligation met the definition of a liability. We concluded that it did not since the event obligating CGI has not yet occurred. CGI will not owe payment to the other shareholders of CIA until CGI is entitled to the shares, which will occur on October 11, 2011. Therefore, no amount was accrued as of the date of the signing of the contract.

As a result, the Company has treated this as a contractual obligation in the financial statements and has accordingly disclosed the particulars in Note 26, Commitments, Contingencies and Guarantees. The Company has not disclosed the amount of the purchase price as of September 30, 2008 due to the fact that the price that will be paid on October 11, 2011 is not fixed since it will not be determined until March 31, 2010. Further, the purchase price as at September 30, 2008 represents 0.7% of the Company’s total contractual obligations of $1,488.4 million, which we did not believe was significant. However, we will disclose the calculated purchase price on a go-forward basis as if CIA were purchased at the end of the respective reporting period.

(iii) Reversal of income tax provision, page 66

7.	Please tell us why the reconciling adjustment to U.S. GAAP further decreased Canadian GAAP earnings.

The reversal of a one-time income tax provision relating to the AMS acquisition resulted in an increase in Canadian GAAP consolidated earnings of $7.452 million. Under U.S. GAAP, the adjustment would have been applied against goodwill attributable to the acquisition and was therefore deducted from Canadian GAAP consolidated earnings in the U.S. GAAP reconciliation. As such, in order to describe the adjustment required on Canadian consolidated net earnings to arrive at U.S. GAAP consolidated net earnings in the reconciliation, we noted, “The reversal of this provision was included as a reduction to Canadian GAAP consolidated earnings.” We concur that this choice of wording could be misinterpreted. However, the discussion of Income Taxes in the MD&A specified that the net reversal of various prior years’ income tax provisions resulted in a lower income tax expense under Canadian GAAP year over year.

No adjustment is required to the calculation of net consolidated earnings under Canadian GAAP or U.S. GAAP, but we will adjust the wording relating to the reconciling item on a go-forward basis for clarity.

Please do not hesitate to contact us if you have any questions with respect to the foregoing.

Regards,

/s/ R. David Anderson
R. David Anderson
Executive Vice-President and Chief Financial Officer